EXHIBIT 99.2



                           MAGAL SECURITY SYSTEMS LTD.

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

         The undersigned hereby appoint(s) Jacob Perry and Zev Morgenstern, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 1.0 per share, of Magal Security Systems Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on November 19, 2009 at 10:00 a.m. at the registered office of the Company, 17 Altalef Street, Industrial Zone, Yehud 56100, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE. IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR THE ELECTION OF ALL THE NOMINEES FOR DIRECTOR AND FOR ITEMS 2 AND 3. ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED ABOVE AS PROXIES.


                (Continued and to be signed on the reverse side)

                    ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

                           MAGAL SECURITY SYSTEMS LTD.

                                November 19, 2009

                           Please date, sign and mail
                             your proxy card in the
                            envelope provided as soon
                                  as possible.

     Please detach along perforated line and mail in the envelope provided.
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  THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF DIRECTORS AND
                            "FOR" PROPOSALS 2 AND 3.
        PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
          PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
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     1.   To reelect six directors for terms expiring at the 2010 Annual General
          Meeting of Shareholders.

NOMINEES:
                           FOR              AGAINST           ABSTAIN

JACOB PERRY                [ ]                [ ]               [ ]

JACOB EVEN-EZRA            [ ]                [ ]               [ ]

NATHAN KIRSH               [ ]                [ ]               [ ]

JACOB NUSS                 [ ]                [ ]               [ ]

ZEEV LIVNE                 [ ]                [ ]               [ ]

BARRY STIEFEL              [ ]                [ ]               [ ]


     2. To ratify and approve the terms of procurement of a directors' and officers' liability insurance policy.

                           [ ] FOR             [ ] AGAINST      [ ] ABSTAIN


     3.   To  ratify  and  approve  the  reappointment  of Kost  Forer  Gabbay &
          Kasierer, registered public accountants, a member firm of Ernst & Young Global, as the Company's independent registered public accountants for the year ending December 31, 2009, and to authorize the Company's Audit Committee to fix the remuneration of such independent registered public accountants in accordance with the volume and nature of their services.

                           [ ] FOR             [ ] AGAINST      [ ] ABSTAIN


To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. [ ]


Signature of Shareholder __________ Date _____
Signature of Shareholder __________ Date _____

Note:Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.